February 21, 2020

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

       Re: GFL Environmental Holdings Inc.
           Amendment No. 8 to Registration Statement on Form F-1
           February 18, 2020
           File No. 333-232731

Dear Mr. Dovigi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2020 letter.

Amendment No. 8 to Registration Statement on Form F-1

Capitalization, page 73

1. Please separately present amounts associated with the Share offering and Unit offering in your table and notes to the table. For example, the proceeds amounts should be separately disclosed for each offering.
Waiver of Jury Trial, page A-71

2. We note your response to comment three of our prior letter and reissue our comment. It does not appear that exhibit 4.12 reflects that the waiver of jury trial provision will not apply to any claim under the U.S. federal securities laws.
 Patrick Dovigi
GFL Environmental Holdings Inc.
February 21, 2020
Page 2

        You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Terence O'Brien,
Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNamePatrick Dovigi
                                                          Division of
Corporation Finance
Comapany NameGFL Environmental Holdings Inc.
                                                          Office of
Manufacturing
February 21, 2020 Page 2
cc:       Ryan Bekkerus
FirstName LastName